Contact

www.linkedin.com/in/tracy-dolgin-ba645217 (LinkedIn)

Top Skills

Social Media Marketing
Strategic Planning
Broadcast

Tracy Dolgin

Consultant, Board Member and Former CEO Yes Network New York, New York, United States

Summary

Senior Executive with experience and focus in the convergence of old and new media

Tracy is currently self-employed as a consultant (January 2025 - present)

Experience

RAINE GROUP LTD

Senior Advisor
May 2017 - December 2024 (7 years 7months)
Greater New York City Area

Senior Advisor to Media Investment Bank

YES Network

CEO and President
August 2004 - February 2017 (12 years 7 months)

Ran #1 RSN in United States by all measures . Sold YES to 21st Century Fox.

Houlihan Lokey

Co Head Media Investment Banking
February 2002 - September 2004 (2 years 8 months)

Fox Sports Network

4 years 8 months

President
January 1999 - February 2002 (3 years 2 months)
Greater Los Angeles Area

COO
July 1997 - January 1999 (1 year 7 months)

FOX Sports

EVP
December 1995 - July 1997 (1 year 8 months)

HBO

SVP Home Video
May 1986 - November 1992 (6 years 7 months)

Education

Stanford University Graduate School of Business
mba · (1981 - 1983)

Cornell University
BS, ILR · (1977 - 1981)